

July 23, 2015

Richard K. Smucker
Chief Executive Officer
The J. M. Smucker Company
One Strawberry Lane
Orrville, OH 44667-0280

> **Re:** **The J. M. Smucker Company**
> **Registration Statement on Form S-4**
> **Filed June 30, 2015**
> **File No. 333-205390**
> **Form 10-K for Fiscal Year Ended April 30, 2015**
> **Filed June 25, 2015**
> **File No. 1-05111**

Dear Mr. Smucker:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1.   Once all the issues noted below with regard to your Form 10-K have been resolved, you will be in a position to request accelerated effectiveness for your Form S-4 registration statement. As appropriate, please update the section captioned "Information Incorporated by Reference" to include subsequent Exchange Act filings.

Form 10-K for Fiscal Year Ended April 30, 2015

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

Management's Discussion and Analysis, page 28

Critical Accounting Policies and Estimates, page 38

Trade Marketing and Merchandising Programs, page 38

2.   We note the possibility exists of materially different reported results related to trade marketing and merchandising programs. However, your disclosure generally does not provide insight into the quality of, and potential variability of, your earnings and cash flows due to these programs. Please explain to us how you considered the guidance in Section V of SEC Release 34-48960 (FR-72) in preparing your disclosure, or provide us revised disclosure for inclusion in your filings. For example, explain how you considered disclosure related to how accurate your estimates / assumptions have been in the past and how much your estimates / assumptions have changed in the past. In addition, please clarify for us how you determined the appropriate level in which to provide disclosure (i.e., company-wide, segment, product category, or leading brand).

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and the Securities Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have questions regarding comments on the financial statements and related matters, you may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Kim Calder, Assistant Chief Accountant, at (202) 551-3701. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director

cc: Jacob A. Kling
        Wachtell, Lipton, Rosen & Katz